SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

SECOND QUARTER 2021

São Paulo, July 22, 2021 – Braskem S.A. (“Braskem” or “Company”) discloses to its shareholders and the market its Production & Sales Report for the second quarter of 2021. Note that the information herein is based on preliminary estimates and that the data has not been audited by the independent auditor.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br.

Contents

1. INDUSTRIAL PERFORMANCE IN 2Q21	2
1.1 BRAZIL	2
1.2 UNITED STATES & EUROPE	2
1.3 MEXICO	3
2. SALES PERFORMANCE IN 2Q21	3
2.1 BRAZIL	3
2.2 UNITED STATES & EUROPE	4
2.3 MEXICO	4

1.	INDUSTRIAL PERFORMANCE IN 2Q21
1.1	BRAZIL

Average utilization rate of petrochemical crackers: reduction in relation to 1Q21 (-6 p.p.), mainly due to the scheduled general maintenance shutdown carried out over 63 days at the petrochemical complex in ABC, São Paulo. Compared to 2Q20, the utilization rate increased (+6 p.p.) given the normalization of operations after the need to temporarily reduce production at the petrochemical crackers in Brazil in 2Q20 due to weaker demand and the destocking trend in the petrochemical and plastics production chains caused by COVID.

1.2	UNITED STATES & EUROPE

Average utilization rate of PP plants: in the United States, the utilization rate increased in relation to 1Q21 (+20 p.p.), reflecting the normalization of production after the impacts from winter storm Uri on the U.S. Gulf Coast in 1Q21. Compared to 2Q20, the rate increased (+8 p.p.) given the normalization of operations after the need to reduce temporarily production at the PP plants in the United States in 2Q20, due to weaker demand and the destocking trend in the petrochemical and plastics production chains caused by COVID.

In Europe, the utilization rate increased in relation to 1Q21 (+3 p.p.) explained by the inventory rebuilding effect and meeting demand in the region. Compared to 2Q20, the utilization rate increased (+14 p.p.), reflecting the normalization of operations after the weaker demand from the automotive industry in the region in 2Q20 caused by COVID.

2

1.3	MEXICO

Average utilization rate of PE plants: the utilization rate was in line compared to 1Q21, explained by the higher ethane supply by Pemex in June, which has partially compensated the non-scheduled shutdown in May at the petrochemical complex in Mexico due to a specific instability in power electricity supply at Braskem Idesa. Compared to 2Q20, the utilization rate decreased (-23 p.p.), explained by lower imported ethane due to a specific instability in power electricity supply at Braskem Idesa and the impact of the process of returning to operations after winter storm Uri.

2.	SALES PERFORMANCE IN 2Q21
2.1	BRAZIL

Resin sales volume: in the Brazilian market, decreased compared to 1Q21 (-17%), explained by: (i) the normalization of demand in the region, but still remaining at healthy levels; and (ii) the reduction in market share mainly due to the scheduled general maintenance shutdown of the petrochemical complex in ABC, São Paulo and the increase in imports volume. Compared to 2Q20, sales volume increased (+10%), mainly due to the normalization of demand in the Brazilian market, which in 2Q20 was affected by the economic slowdown caused by COVID.

Export volume increased in relation to 1Q21 (+4%), mainly due to the higher volume of PE available for sale in the international market, given the weaker demand and lower sales volume in the domestic market. Compared to 2Q20, export volume decreased (-46%), explained by the lower volume of resins available for export due to the normalization of demand in the Brazilian market, which in 2Q20 was affected by the economic slowdown caused by COVID.

Main chemicals sales volume: in the Brazilian market, sales volume decreased in relation to 1Q21 (-10%), due to the lower product availability, given the lower utilization rates of the petrochemical crackers. Compared to 2Q20, sales volume in the Brazilian market increased (+51%), reflecting the higher product availability and stronger demand.

3

Exports volume increased in relation to 1Q21 (+18%), explained by higher export volumes of benzene due to opportunities in the external market. Compared to 2Q20, exports volume decreased (-37%), due to lower availability explained by the greater allocation of sales in the domestic market.

2.2	UNITED STATES & EUROPE

PP sales volume: in the United States, the increase in relation to 1Q21 (+14%) is explained by the higher product availability in the period. Compared to 2Q20, the increase (+26%) is mainly due to the increase in production capacity after the commercial startup of the new PP plant (Delta) in the region in September 2020.

In Europe, sales volume remained practically in line with 1Q21 (-1%). Compared to 2Q20, the increase (+14%) is due to the higher product availability in the period.

2.3	MEXICO

PE sales volume: increased in relation to 1Q21 (+15%) due to the limited product availability for sale in the previous quarter after the interruption of natural gas supply at the end of 2020 and after the impacts from winter storm Uri on the U.S. Gulf Coast. Compared to 2Q20, sales volume decreased (-32%) due to the higher product availability in the prior-year quarter.

4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.